CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED BASED UPON A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934 AND HAVE BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

Licensing and Sales Commission Agreement

This Licensing and Sales Commission Agreement (the "Agreement"), dated September 15, 2009 (the "Effective Date") is entered into by and between MMRIS Information Systems, Inc., a Delaware Corporation ("MMRIS") and E-Mail Frequency, LLC (the "Licensor") and David T. Loftus (the "Consultant"). The Licensor and the Consultant shall be referred to in this Agreement each as the "Licensor Parties."

This Agreement sets forth the terms pursuant to which the Licensor Parties (for convenience also referred to as the "Parties"), will license to MMRIS the usage of its consumer opt in data base of 70 million records (the "List") on a non-exclusive basis. The list is owned jointly by the Licensor Parties. The List will include email addresses, street addresses and other relevant demographic tracking information necessary to insure the List is compliant with all applicable laws. The parties understand and agree that during the term of this agreement there will be no less than [***]up to an estimated [***] names added to the List per month. Any additions will automatically be added to the List. At no time during this agreement shall the List be less than [***] ([***]) records. Details of the categories of records and demographic information on the List are described on the attached Exhibit A. The List is to be used for the specific purpose of selling MMRIS products and services to MMRIS customers. MMRIS customers shall include Consumers and Health Care Professionals, who purchase MMRIS products including but not limited to www.mymedicalrecords.com, MMRPro, MMR Patient View and www.myesafedepositbox.com (the "Defined Use").

[***]:Certain confidential information contained in this document marked with three asterisks has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.   Licensing Fees.

   a.   In consideration of the the Licensee agrees to pay the Licensor [***] Dollars plus [***] outlined in Paragraph two.

   b.   In consideration of the personal services of the Consultant the Licensee agrees to pay a onetime fee of $250,000 in the form of MMRIS common stock (the "Securities") based on the closing price on September15, 2009 or nine cents (.09) per share plus $[***] per hour for pre-approved Consultant services up to a maximum of $[***].

   c.   In consideration of paragraphs 1(a) and 1(b) he Licensor and Consultant grant MMRIS a five-year royalty free license for the Use of the List. MMRIS is allowed to E mail up to 20 million names per month from the List. MMRIS may also Postal mail the list at MMRIS' sole cost and expense for printing, fulfillment and postage.

   d.   The Licensor and the Consultant understand MMRIS is a publically traded company. The Consultant has already represented to MMRIS that he is an accredited investor as such term is defined under applicable SEC Rules. The Consultant agrees that he will sign any related documents requested by attorneys for MMRIS in connection with the valid issuance of the securities.

   e.   MMRIS shall [***] for the management of the list during the first [***] months of this agreement. After the first [***] months MMRIS shall pay Licensor a monthly management fee of $[***] per month for eighteen months, $[***] per month for [***] ([***]) months and $[***] per month thereafter for the remaining term of this agreement.

2. **Commissions.** MMRIS agrees to pay Licensor a commission equal to [***] percent ([***]%) of gross revenues for the first [***] month term of this Agreement, and [***] percent ([***]%) of gross revenues for each additional [***] month period. "Gross Revenue" shall mean any gross receipts from any and all sources derived from the use of the List by MMRIS.

3. **Limitations on Commissions Payable.**

   a. <u>Limitations on Commissions Payable</u>. The Licensor is not entitled to any compensation with respect to rejected subscriptions or compensation attributable to subscription fees returned by MMRIS upon cancellation of a subscription. If MMRIS refunds any subscription fees, future commissions will be offset accordingly.

   b. <u>Payments</u>. MMRIS or its designated third party administrator will make all fee payments to the Licensor on a monthly basis, 30 days following the end of the month in which commissions are earned.

4. **Marketing Materials.** MMRIS will use its reasonable best efforts to utilize the List in its marketing and sales of MMRIS products and services to maximize commissions payable to Licensor.

5. **Licensee Responsibilities.**

   a. <u>Authority</u>. The Licensee is authorized to utilize the list only on behalf of MMRIS and only to the extent specified in this Agreement. The Licensor may not make any representations concerning its relationship with MMRIS without the prior written consent of MMRIS.

   b. The licensee will maintain proper records of all business transacted under this Agreement and provide such records to Licensor upon reasonable request.

c.   Prospective Accounts. Notwithstanding any other provisions of this Agreement, the Licensee must obtain prior approval from Licensor before emailing any advertising or marketing materials to the list. Licensor agrees to approve or comment on any such materials within 3 business days after receipt or it shall automatically be deemed approved. Any approvals shall not be unreasonably withheld.

d.   Conduct During the term of this Agreement, the Licensee and Consultant agrees to act only in the best interests of Licensor and comply with all applicable laws regarding mailing of the list.

e.   Licensor agrees that it will maintain the list in compliance with all applicable laws regarding the mailing of the names on the list. During the term of this agreement and for one (1) year after termination, the Licensor Parties agree not to compete with MMRIS, work for a competitor or accept consideration of any kind from a competitor of MMRIS. The Licensor Parties acknowledge that MMRIS may, in connection with this Agreement, provide the Licensor and Consultant access to MMRIS trade secrets, customers, pricing and other confidential and proprietary information (the "Confidential Information").

6.   **Confidentiality.** The Parties agree to retain Confidential Information (including the terms of this Agreement) in strict confidence, and not to disclose Confidential Information to third parties or use Confidential Information other than to perform its duties under this Agreement, unless MMRIS provides the Licensor prior consent in writing to such disclosure or use.

7.   **Expenses.** The Licensor is responsible for all expenses incurred under this Agreement. MMRIS will reimburse the Licensor for extraordinary expenses so long as such expenses are approved in advance in writing by MMRIS.

8. **Independent Contractor.** The Licensor and Consultant are independent contractors of MMRIS for the term of this Agreement. MMRIS will not withhold taxes with respect to any compensation. The Licensor has no claim for benefits or compensation of any kind against MMRIS.

9. **Dispute Resolution.** In the unlikely event of a dispute between MMRIS and the Parties, MMRIS and the Parties acknowledge that in the mutual interests in economy, privacy, and expeditious resolution, MMRIS and the Parties including the major shareholders, directors, and officers (the "Principals") of MMRIS and the Parties agree to the following procedures for resolution of any dispute arising out of or related to relations between the parties including without limitation claims based on contract, tort, statute, breach, default, equitable relief, and whether a claim is arbitratable. Each Party to this agreement consents to final and binding arbitration with exclusive venue, personal jurisdiction, and hearing authority vested in the Judicial Arbitration and Mediation Services (JAMS) in Los Angeles unless otherwise agreed in writing. Faced with a dispute, the Parties agree as follows:

   a. MMRIS and the Parties shall appoint a mutually acceptable neutral mediator, and if no mediator is approved and appointed within ten days after the date on which any Party first requests such appointment, a mediator shall be appointed by the manager of JAMS in Los Angeles. The mediator shall have sixty (60) calendar days after he/she accepts the appointment in which to resolve the matter.

   b. If mediation proves unsuccessful without a resolution within said thirty days, the complaining Party shall notify each Party involved in the matter that he/she/it is seeking arbitration in accordance with this paragraph after which the Parties shall meet with the mediator for one additional mediation session. In the absence of such mediation session or a resolution within ten calendar days following the arbitration notice, the complaining Party may file an arbitration petition stating among other things the specific remedies sought and requesting arbitration administered by JAMS pursuant to its Streamlined Arbitration Rules and Procedures, unless the amount in controversy exceeds $200,000 and a Party to the proceeding requests within twenty days of the commencement of such proceeding that the arbitration instead by administered pursuant to the Comprehensive Arbitration Rules and Procedures of JAMS which shall then control.

c.   The arbitrator shall be entitled to exercise the powers of a judge of superior court both in equity and at law. In the event of an actual or threatened breach, the parties understand and agree that the damages incurred or anticipated may be difficult if not impossible to ascertain and, therefore, each Party shall be entitled to seek injunctive relief without mediation or a showing of irreparable harm, actual damages, or the posting of a bond therefor, in addition to all other available remedies including, without limitation, monetary damages where applicable.

d.   With regard to any mediation or settlement efforts that are successful prior to the filing of an arbitration demand, each Party shall pay his/her/its own attorneys' fees and costs and equally share JAMS fees and costs. After the filing of an arbitration demand, the prevailing Party shall be entitled to compensation for his/her/its attorneys' fees and costs including all JAMS charges through both the mediation and arbitration plus expert fees, travel, and accommodations.

e.   Judgment upon an award arising in connection with any such arbitration (an "Award" may be entered in any court of competent jurisdiction. The arbitrator shall allocate in the Award all of the costs of the arbitration including the arbitrator fees, costs, and the reasonable attorneys' fees of the prevailing Party, against the Party that did not prevail.

f.   Controlling law shall be that of California without regard to conflicts of law principles. No claim, demand, action, proceeding, litigation, hearing, motion, or lawsuit relating to or arising out of this Agreement and the business relations related thereto shall be commenced or prosecuted in any jurisdiction other than as specified herein. Any judgment, determination, ruling, finding, or conclusion reached or rendered in any other jurisdiction or forum resolving disputed matters between the Principals shall be null and void.

g.   Term and Termination. This Agreement becomes effective on the date specified above and remains effective for five years unless terminated as set forth below.

h.   MMRIS or its successor may terminate this Agreement after it has been in effect for at least one year after the Effective Date. Upon such termination, MMRIS or its successor will pay the Licensor for a minimum of five (5) years plus eight (8) times the total fees paid to the licensor over the last three (3) months of the five years.

i.   Upon the termination of the Licensor for cause, in which case no fees will be payable after the termination date.

10.   **General Terms and Conditions.**

a.   Indemnity. Each Party agrees to defend and hold the other harmless for any liability or claim arising out of the others acts or omissions under this Agreement.

b.   Amendment/Modification. This Agreement may not be modified unless agreed in writing by the Parties.

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c. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts or by facsimile transmission, each of which shall be deemed to be an original, but all of which together shall constitute one agreement binding on both Parties.

d. <u>Waiver</u>. No waiver by either Party of any requirement of this Agreement shall be construed as a continuing waiver or consent to any subsequent breach.

e. <u>Entire Agreement</u>. This Agreement sets forth the entire agreement and understanding between the Parties relating to the subject matter herein and supersedes all prior discussions between the Parties.

f. <u>Severability</u>. If one or more of the provisions in this Agreement are deemed void by law, then remaining provisions continue in full force.

g. <u>Force Majeure</u>. Neither Party will be liable for any performance failure or delay for any cause beyond that Party's reasonable control.

h. <u>Assignment</u>. The Licensor may not assign this Agreement without express written consent of MMRIS. MMRIS may at its sole discretion assign this contract to a third party that purchases all or substantially all assets or a majority of MMRIS' outstanding voting shares.

i. <u>Applicable Law</u>. This Agreement is governed by the laws of the State of California without regard to that State's conflict of law principals. The Parties consent to the personal jurisdiction of the courts of the State of California and the City and County of Los Angeles.

(Remainder of page intentionally left blank)

11. **Acknowledgments.** By their signatures below, the Parties consent to be bound by the terms

of this Agreement.

MMR Information Systems, Inc.   **E-mail Frequency, LLC (Licensor)**

Name: Robert H. Lorsch   Name: David T. Loftus

Title: CEO   Title:

Signature: /s/ Robert H. Lorsch   Signature: /s/ David T. Loftus

Date: September 15, 2009   Date: September 15, 2009

2934 ½ Beverly Glen Circle, #494
Los Angeles, CA 90077

Tel: 310-472-2999   Tel:
Fax: 206-374-6136   Fax:

David T. Loftus (Consultant)

Name: David T. Loftus

Title:

Signature: /s/ David T. Loftus

Date: September 15, 2009

Tel:
Fax:

BUSINESS DATABASES

- Over 19,035,000 Business Records

- 10,210,000 Business Emails

CONSUMERS DATABASE (Households)

- **EMAIL**: 110 Million Permission based/opt-in emails all include

  Name, address, cell/home phone numbers, email address, URL Source, IP address & Time & Date Stamp

Business Location and contact information

- Company name

- Street address, city, county, MSA, state, zip code, carrier route

- Phone number, fax number

- Email address, Web URL

- Contact first name, last name, title, gender

Business information

- Primary area of business (Standard Industry Classification code)

- Sales volume

- Number of employees

- Floor area

- Credit score

- Number of PCs

Consumer location and contact Information

- Street address, city, county. MSA, state, zip code, carrier route,

- Delivery point bar code

- Phone number

- Email address

Information on each household member

- First and last name

- Gender

- Age

- Household income

Information about the residence

- Residence type (house or apartment)

- Own or rent?

- Age of residence

- Estimated value

- Mortgage (age, amount, financing type, loan type, loan-to-value ratio)

Responder Data: On a per-household, rather than a per-person basis, have responded to the various offers listed below.

- Apparel: ....[***]

- Books and Music: ....[***]

- Cars:..[***]

- Cats: ....[***]

- Children's Items: ....[***]

- Computers:..[***]

- Crafts and Sewing:............................[***]

- Do-It-Yourself: ....[***]

- Dogs:...[***]

- Electronics: ....[***]

- Entertainment/Travel: ....[***]

- Finance/Investment:...........................[***]

- Golf:..[***]

- Gourmet / Food and Wine: ....[***]

- Health and fitness: ....[***]

- High-Ticket Merchandise: ....[***]

- Housekping/Kitchen/Décor ....[***]

- Internet:...[***]

- Magazines:...[***]

- Mortgage Records:.............................[***]

- Mail-Order Shopping:.........................[***]

- Online Stock Traders: ....[***]

- Outdoor/Gardening:............................[***]

[***]:Certain confidential information contained in this document marked with three asterisks has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

- Outdoor/Recreational:........................[***]

- Pets: ....[***]

- Photography:......................................[***]

- Pools: ....[***]

- Sports Cards, Collectibles:.................[***]

- Stamps and Coins: ....[***]

- Stocks or Bonds Traders:....................[***]

- Sweepstakes, Gambling:.....................[***]

- Time Share Owners: ....[***]
  (158,014 have emails)

- Environmental: ....[***]

- Health:..[***]

- Political:...[***]

- Religious:..[***]

Consumer Multichannel Files

Active Online Traders Multichannel
Affluent Multichannel
Affluent Hi Tech Multichannel
Ailments
RX Database
Auto Hybrid Owner/Buyer
Auto Racing Multichannel
Auto Owner Multichannel
Auto Owner Make/Model
Licensed Drivers
Baby Boomer Multichannel
Bankruptcies Multichannel
Boating Multichannel
Buyer Multichannel
Cell Phone Users Multichannel
Christian Political Supporters
Collector Multichannel
Consumer Multichannel
Continuing Education
Credit Card Debt Multichannel
Credit Card Holder Multichannel
Cruise Multichannel
Diet & Exercise Multichannel
Donor Multichannel
Ethnic Multichannel
Fitness Enthusiast Multichannel
Gambler Multichannel
Gamers Multichannel
Gay & Lesbian Multichannel
Gen X / Gen Y Multichannel
Golfers Multichannel
Gourmet Food Buyers
Green/Organic Multichannel
HI-Tech Multichannel
Hobbyist Multichannel
Home Improvement Multichannel
Homeowner / New Homeowner
Investors Multichannel
Lottery Players Multichannel
Magazine Subs Multichannel
Mail Order Responder
Military, Future Present & Past
Moms Multichannel
Mortgage Multichannel

Music Multichannel
New Residents Multichannel

Consumer Continued

Newly Married/Engaged
Opportunity Seeker Multichannel
Parents Multichannel
Reader Multichannel
Retirees Multichannel
Seniors Multichannel
Singles Multichannel
Smokers
Sports Multichannel
Sweeps & Contests Multichannel
Vacationer Multichannel
Veterans Multichannel
Wine Enthusiasts

_____

Business Multichannel

Accounting Database
Business Masterfile
Business Traveler
C-Level & Above Executives
Corporate Giftbuyers
Doctors Database
Ethnic-Owned Database
Event Planners Database
Family-Owned Database
HR Professionals
IT Professionals
Lawyers Database
Managers Database
Manufacturer Database
Medical Professionals
Nursing Professionals
Procurement/Purchasing
Sales and Marketing
Seminar Attendees
Small Biz & SOHO Database

_____

Postal

Business
Consumer

Postal-Consumer

Auto Service Center Buyers
Bankruptcy Discharge

Diabetic Supply Buyers
PreNatal
Puerto Rico Residents
Tech Savvy Consumers

Pet Owner Multichannel
Political Supporters Multichannel
Political Donors Multichannel
Power Sports Enthusiasts
PreNatal Email Database
PreBuyer Multichannel

sms/mobile
sms/mobile Active Buyers
sms/mobile Consumer
sms/AutoOwner
sms/BabyBoomer
sms/GenXGenY
sms/Hispanic
sms/HomeOwner
sms/Parents
sms/Political
sms/SOHO

Postal Business
Business Executives @ Work
or Home

_____

Hispanic
Hispanic Consumers
Hispanic Mortgage
Spanish Speaking
Spanish Speaking TV Responders

_____

Here are some of the category's and monthly counts:

Automotive	[***]
Business	[***]
Careers	[***]
Hardware	[***]
Software	[***]
Multimedia	[***]
Programming	[***]
Peripherals	[***]
Cooking	[***]
Education	[***]
Electronics	[***]
Entertainment	[***]
Family	[***]
Fine Arts	[***]
Games	[***]
Government	[***]

Household_Me Address	City_State_Zip_Area Code_Phone	Area Code_Phone_Numbe
[***]	[***]	[***]
[***]	[***]	[***]
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City	State	ZIP	Zip_+_4	Zip_+_4_+_D	Delivery_Point
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
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Carrier_ Route	County	MSA	Household _Me	Household _Me	Household _Me
[***]	[***]	[***]	[***]	[***]	[***]
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Household_ ME	Household_ Me	Household_ Me	Household_ Me	Household_ Me	Household_ Me
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[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Household_ Me	Household_ Me	Household_ Me	Household_ Me	Household_ Me	Household_ Me
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Est_Home_Val	Est_Income	Own/Rent	Length_of_Res	Mortgage_Age	Mortgage_Cou
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Mortgage_Fina	Mortgage_Loa	Mortgage_Loa	Personal_Deta	Personal_Deta	Personal_Deta
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Household_ Me	Household_ Me	Household_ Me	Household_ Me	Household_ Me	Household_ Me
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Personal_Deta	Personal_Deta	Mail_Order_B	Mail_Order_B	Mail_Order_B	Mail_Order_B
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]